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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------
                                SCHEDULE 13E-3
                               (AMENDMENT NO. 1)
                       RULE 13E-3 TRANSACTION STATEMENT
                      (PURSUANT TO SECTION 13(e) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                AND RULE 13e-3 (Section 240.13e-3) THEREUNDER)
                             ---------------------
                             AMERICAN PAGING, INC.
                              (Name of the Issuer)

                             AMERICAN PAGING, INC.
                               API MERGER CORP.
                       TELEPHONE AND DATA SYSTEMS, INC.
                     (Name of Person(s) Filing Statement)

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)
                                   02882K10
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ---------------------
                    LeRoy T. Carlson, Jr. (312) 630-1900
                    President and Chief Executive Officer
                      Telephone and Data Systems, Inc.
          30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                             ---------------------
                                 WITH COPY TO:

                        James G. Archer (212) 906-2000
                                Sidley & Austin
                                875 Third Avenue
                            New York, New York 10022




------------------------
This statement is filed in connection with (check the appropriate box):

a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. / / The filing of a registration statement under the Securities Act of 1933.

c. /x/    A tender offer

d. / /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies.

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          This Amendment No. 1 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (this "Amendment") relates to the offer by API Merger Corp., a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., an Iowa corporation ("TDS"), to purchase all outstanding Common Shares, par value $1.00 per share (the "Common Shares"), of American Paging, Inc., a Delaware corporation (the "Company), at a price of $2.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated February 18, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer").

          All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 13E-3.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     Items 6(a), (c) and (d) are hereby amended and supplemented as follows:

     The information set forth under "THE TENDER OFFER--9. Financing of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

          The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $10 million. TDS will ensure that Purchaser has sufficient funds to acquire all of the outstanding Common Shares pursuant to the Offer and the Merger. TDS will provide such funds from its working capital or from existing credit facilities. No decision has been made concerning which of the existing credit facilities, if any, will be utilized. Such decision will be made on such dates as funds are required to consummate the Offer and the Merger and to pay related fees and expenses.

ITEM 8.  FAIRNESS OF THE TRANSACTION

     Item 8(b) is hereby amended and supplemented to add the following information:

          In reaching its determinations that the Merger Agreement and the transactions contemplated thereby were fair to the Public Shareholders, the Special Committee reviewed with its financial advisor, PaineWebber, the historical market prices and trading activity for the Common Shares and compared such data with comparable data of specified Paging Comparable Companies. As further described in the Offer to Purchase under SPECIAL FACTORS -- Opinion of the Financial Advisor to the Special Committee", based upon a comparison of multiples of total enterprise value (as defined therein) to various measures of earnings and units in service, PaineWebber applied the relevant Paging Comparable Companies' multiples to various measures of the Company's latest twelve months revenues and derived an implied range of equity values for the Company of $0.00 to $2.50 per


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     Common Share. As also described therein, PaineWebber analyzed premiums paid to non-control shareholders in publicly-disclosed business combinations for the period January 1, 1994 through February 6, 1998 and, based on closing stock prices one day, one week and four weeks prior to the December 23, 1997 announcement by TDS of its offer to acquire the Common Shares, derived fully diluted equity values of $2.24 to $2.56 per Common Share.

          Although historical trading values for the Company's Common Shares ranged from $10.00 to $4.63 in 1996 and from $5.13 to $1.31 in 1997, both the Special Committee and the Board believed that such historical trading performance was not a reliable indicator of current value of the Common Shares in light of the declining financial performance of the Company, its current financial condition, questionable ability to obtain further financing and poor prospects. The Special Committee did not consider net book values or liquidation value to be relevant measures of value. As shown by its consolidated financial statements, the Company's liabilities exceeded its assets at each of December 31, 1996 and 1997, and book values at all relevant dates have been increasingly negative. With regard to liquidation values, neither the Special Committee nor the Board believed that sale of the Company on a piece-meal or liquidation basis would yield values as great as that available from combination with a strategic partner. As noted above, the Special Committee sought and received confirmation from TDS that it was not willing to consider a transaction which would allow the Public Shareholders to continue to participate in the paging business by retaining an interest in the TSR Wireless venture.

     Item 8(c) is hereby amended and supplemented to add the following information:

          The Board, including the Special Committee, believes that the Offer and the Merger are procedurally fair despite the fact that the Merger is not structured to require the approval of a majority of the Public Shareholders. In reaching this conclusion, the Board and the Special Committee took account of the other factors relevant to procedural fairness as described above, including the composition of the Special Committee, its retention of independent legal and financial advisors, its deliberations and the active arm's length bargaining between the Special Committee and TDS. In light of the presence of such factors, the Special Committee and the Board believed that procedural fairness had been achieved without requiring approval of a majority of the Public Shareholders as an additional condition. Moreover, the Board and the Special Committee believed that the current serious financial situation of the Company, and the significant doubts about its ability to fund its ongoing operations as a stand-alone entity, made it unwise to create a further condition which might prevent the Company from proceeding with the transaction with TSR Paging as described in the Asset Contribution Agreement.

          As noted in the Offer to Purchase under "SPECIAL FACTORS--Position of TDS and Purchaser Regarding Fairness of the Offer and the Merger", TDS considered the factors enumerated by the Special Committee in supporting its recommendation to the Board of the Company, including its conclusion that the Offer and Merger was procedurally fair despite


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     the fact that the Merger is not structured to require the approval of a majority of the Public Shareholders. In reaching this conclusion, TDS and the Purchaser took account of the other factors relevant to procedural fairness as described under "SPECIAL FACTORS--Fairness of the Offer and the Merger" of the Offer to Purchase, which information is hereby incorporated herein by reference. Neither TDS nor the Purchaser believes that the achievement of fairness required approval of a majority of the Public Shareholders, particularly in light of the fact that, in the view of the Board of Directors of TDS, as described in the Offer to Purchase, the value of the Company does not exceed its outstanding indebtedness and the likelihood that the Company would not be able to continue as a stand-alone entity should the transaction with TSR Paging not occur.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 10 is hereby amended and supplemented as follows:

     The information set forth under "SPECIAL FACTORS--Beneficial Ownership of the Securities of the Company--Security Ownership of the Company by TDS, Purchaser and Certain Beneficial Owners" of the Offer to Purchase is hereby supplemented and amended by adding the following:

          A Schedule 13D was filed with the Commission by Gabelli Funds, Inc. ("GFI"), Gabelli Associates Fund ("Gabelli Associates"), and Gabelli Associates Limited ("GAL") and Mario J. Gabelli with respect to 409,300 Common Shares which represents approximately 5.4 percent of the outstanding Common Shares. Pursuant to such Schedule 13D, GFI has sole voting and dispositive power with respect to 271,100 Common Shares, Gabelli Associates has sole voting and dispositive power with respect to 130,200 Common Shares and GAL has sole voting and dispositive power with respect to 8,000 Common Shares.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

     Item 11 is hereby amended and supplemented as follows:

     The information set forth under "THE TENDER OFFER--8. Certain Information Concerning Purchaser, TDS and The Voting Trust" of the Offer to Purchase is hereby incorporated herein by reference.

     The information set forth under "THE TENDER OFFER--8. Certain Information Concerning Purchaser, TDS and The Voting Trust" of the Offer to Purchase is hereby amended and supplemented by adding the following information:

          The Voting Trust holds TDS Series A Common Shares and was created under an Agreement, dated June 30, 1989, as amended (the "Voting Trust Agreement"), to facilitate


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     long-standing relationships among the trust's certificate holders.  The five trustees of The Voting Trust (the "Trustees") hold and vote the TDS Series A Common Shares in accordance with the terms of The Voting Trust Agreement. Under the terms of The Voting Trust Agreement, the Trustees, except as otherwise specifically provided, possess and are entitled to exercise all of the rights and powers of owners of the TDS Series A Common Shares deposited in The Voting Trust. Except as otherwise provided in the Trust Agreement with respect to certain transactions, such Series A Common Shares are to be voted as a unit in accordance with the six-vote majority of the Trustees. A "six-vote majority" requires the affirmative vote by the Trustees holding no fewer than six votes. Four of the Trustees, who are currently directors of TDS, have two votes each, and the remaining Trustee has one vote.

          Pursuant to the terms of The Voting Trust Agreement, the Trustees are instructed to use their best judgment to select suitable directors. TDS has a twelve person Board of Directors and four of the five Trustees are directors of TDS; however, The Voting Trust Agreement does not require the Trustees to elect any specified persons as directors.

           As a result of the TDS Series A Common Shares held in The Voting Trust representing 51.4% of the voting power of the combined TDS Common Shares and the TDS Series A Common Shares and four of its Trustees serving as directors on the Board of Directors of TDS, The Voting Trust may be deemed to control TDS and indirectly the Company.

ITEM 16.  ADDITIONAL INFORMATION

     Item 16 is hereby amended and supplemented as follows:

     The information set forth in the first paragraph under "THE TENDER OFFER--12. Certain Conditions of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

          12. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other term or provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or pay for any Common Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for Common Shares tendered if (i) immediately prior to the expiration of the Offer the Asset Contribution Agreement Condition is not satisfied or (ii) at any time on or after February 11, 1998 and prior to the expiration of the Offer and prior to the acceptance of the Common Shares, any of the following events or facts shall have occurred:


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ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 17 is hereby supplemented and amended by adding the following exhibits which were previously incorporated by reference:

     (b)(1) Opinion of PaineWebber Incorporated, dated February 10, 1998 (attached as Schedule III to Exhibit (d)(1)).

     (c)(1) Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company.

     (c) (2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging, Inc. and TSR Wireless LLC.

     (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless LLC.

     (c)(4) Restated Certificate of Incorporation, as amended, of the Company.

     (c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to TDS Series A Common Shares.

     (c)(6) Exchange Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

     (c)(9) Amendment to Revolving Credit Agreement, dated January 13, 1998, between the Company and TDS.

     (c)(10) Intercompany Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

     (c)(12) Employee Benefit Plans Agreement, dated as of January 1, 1994, between the Company and TDS.


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     (c)(13)  Amendment to Revolving Credit Agreement, dated February 27,
1995, between the Company and TDS.

     (c)(14) Amendment to Revolving Credit Agreement, dated August 10, 1995, between the Company and TDS.

     (c)(15) Amendment to Revolving Credit Agreement, dated December 31, 1995, between the Company and TDS.

     (c)(16) Amendment to Revolving Credit Agreement, dated April 15, 1996, between the Company and TDS.

     (c)(17) Amendment to Revolving Credit Agreement, dated August 2, 1996, between the Company and TDS.

     (c)(18) Amendment to Revolving Credit Agreement, dated November 13, 1996, between the Company and TDS.

     (c)(19) Amendment, dated as of November 20, 1992, to the Voting Trust Agreement with respect to the TDS Series A Common Shares.

     (c)(20) Amendment, dated as of May 9, 1991, to the Voting Trust with respect to the TDS Series A Common Shares.

     (d)(1)  Form of Offer to Purchase, dated February 18, 1998.

     (d)(2)  Form of Letter of Transmittal.

     (d)(3) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (d)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to clients.

     (d)(5)  Form of Notice of Guaranteed Delivery.

     (d)(6) Form of Guidelines for certification of Taxpayer Identification Number on substitute form W-9.

     (d)(7) Summary Advertisement as published in the Wall Street Journal on February 18, 1998.

     (d)(8) Form of Joint Press Release dated February 18, 1998 issued by the Company and TDS.

     (d)(9)  Letter to Company Shareholders, dated February 18, 1998.

     (e) Summary of Stockholder Appraisal Rights and Section 262 of the Delaware General Corporation Law (attached as Schedule IV to Exhibit (d)(1)).


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                                       SIGNATURES

          After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated:  March 17, 1998                    API MERGER CORP.



                                      By:     /s/ LeRoy T. Carlson, Jr.
                                          ------------------------------------
                                          Name:  LeRoy T. Carlson, Jr.
                                          Title: President


                                          TELEPHONE AND DATA SYSTEMS, INC.



                                      By:     /s/ LeRoy T. Carlson, Jr.
                                          ------------------------------------
                                          Name:  LeRoy T. Carlson, Jr.
                                          Title: President











              Signature Page to Amendment No. 1 to Schedule 13E-3

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  March 17, 1998                    AMERICAN PAGING, INC.



                                      By:      /s/ Terrence T. Sullivan
                                          -------------------------------------
                                          Name:   Terrence T. Sullivan
                                          Title:  President




















             Signature Page for Amendment No. 1 to Schedule 13E-3

                                 EXHIBIT INDEX


Exhibit No.                   Exhibit Description
-----------                   -------------------

  (c)(1) Agreement and Plan of Merger, dated as of February 11, 1998, among TDS, Purchaser and the Company.

  (c)(2) Asset Contribution Agreement, dated as of December 22, 1997, among TDS, TSR Paging, Inc. and TSR Wireless LLC.

  (c)(3) Option Agreement, dated as of December 22, 1997, between TDS and TSR Wireless LLC.

  (c)(4) Restated Certificate of Incorporation, as amended, of the Company.

  (c)(5) The Voting Trust Agreement, dated as of June 30, 1989, with respect to TDS Series A Common Shares.

  (c)(6) Exchange Agreement, dated as of January 1, 1994, between the Company and TDS.

  (c)(7) Revolving Credit Agreement, dated as of January 1, 1994, between the Company and TDS.

  (c)(8) Amendment to Revolving Credit Agreement, dated March 5, 1997 and effective January 1, 1997, between the Company and TDS.

  (c)(9) Amendment to Revolving Credit Agreement, dated January 13, 1998, between the Company and TDS.

  (c)(10) Intercompany Agreement, dated as of January 1, 1994, between the Company and TDS.

  (c)(11) Registration Rights Agreement, dated as of January 1, 1994, between the Company and TDS.

  (c)(12) Employee Benefit Plans Agreement, dated as of January 1, 1994, between the Company and TDS.

  (c)(13) Amendment to Revolving Credit Agreement, dated February 27, 1995, between the Company and TDS.

  (c)(14) Amendment to Revolving Credit Agreement, dated August 10, 1995, between the Company and TDS.

  (c)(15) Amendment to Revolving Credit Agreement, dated December 31, 1995, between the Company and TDS.

  (c)(16) Amendment to Revolving Credit Agreement, dated April 15, 1996, between the Company and TDS.

  (c)(17) Amendment to Revolving Credit Agreement, dated August 2, 1996, between the Company and TDS.

  (c)(18) Amendment to Revolving Credit Agreement, dated November 13, 1996, between the Company and TDS.

  (c)(19) Amendment, dated as of November 20, 1992, to the Voting Trust Agreement with respect to the TDS Series A Common Shares.

  (c)(20) Amendment, dated as of May 9, 1991, to the Voting Trust with respect to the TDS Series A Common Shares.

  (d)(1)       Form of Offer to Purchase, dated February 18, 1998.

  (d)(2)       Form of Letter of Transmittal.

  (d)(3) Form of Letter from Credit Suisse First Boston Corporation to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (d)(4) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to clients.

  (d)(5)       Form of Notice of Guaranteed Delivery.

  (d)(6)       Form of Guidelines for certification of Taxpayer
               Identification Number on substitute form W-9.

  (d)(7) Summary Advertisement as published in the Wall Street Journal on February 18, 1998.

  (d)(8) Form of Joint Press Release dated February 18, 1998 issued by the Company and TDS.

  (d)(9)       Letter to Company Shareholders, dated February 18, 1998.